SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 2)*

THE CHEMOURS COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

163851108

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 163851108	13G	Page 1 of 10 Pages

1.	NAMES OF REPORTING PERSONS Sessa Capital (Master), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,748,120
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 5,748,120
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,748,120
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 163851108	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Sessa Capital Special Opportunity Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,445,316
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 2,445,316
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,445,316
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 163851108	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Sessa Capital GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,193,436
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 8,193,436
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,193,436
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 163851108	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Sessa Capital IM, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,193,436
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 8,193,436
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,193,436
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 163851108	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Sessa Capital IM GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,193,436
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 8,193,436
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,193,436
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 163851108	13G	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS John Petry
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,193,436
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 8,193,436
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,193,436
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 163851108	13G	Page 7 of 10 Pages

Item 1.	(a)	Name of Issuer The Chemours Company

	(b)	Address of Issuer’s Principal Executive Offices 1007 Market Street Wilmington, DE 19801

Item 2.	(a)	Name of Person Filing 1. Sessa Capital (Master), L.P. 2. Sessa Capital Special Opportunity Fund II, L.P. 3. Sessa Capital GP, LLC 4. Sessa Capital IM, L.P. 5. Sessa Capital IM GP, LLC 6. John Petry

	(b)	Address of the Principal Office or, if none, residence 888 Seventh Avenue, 30th Floor, New York, New York, 10019

(c)

Citizenship

Sessa Capital (Master), L.P. is a Cayman Islands exempted limited partnership. Sessa Capital GP, LLC and Sessa Capital IM GP, LLC are Delaware limited liability companies. Sessa Capital Special Opportunity Fund II, L.P. and Sessa Capital IM, L.P. are Delaware limited partnerships. Mr. Petry is a citizen of the United States.

	(d)	Title of Class of Securities Common Stock, par value $0.01 per share (“Shares”)

	(e)	CUSIP Number 163851108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 163851108	13G	Page 8 of 10 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

Sessa Capital (Master), L.P. directly beneficially owns 5,748,120 Shares. Sessa Capital Special Opportunity Fund II, L.P. directly beneficially owns 2,445,316 Shares. Sessa Capital (Master), L.P. and Sessa Capital Special Opportunity Fund II, L.P. (collectively, the “Funds”) together beneficially own 8,193,436 Shares.

Sessa Capital GP, LLC is the general partner of the Funds and, as a result, may be deemed to beneficially own Shares owned by the Funds.

Sessa Capital IM, L.P. is the investment manager of the Funds and, as a result, may be deemed to beneficially own Shares owned by the Funds.

Sessa Capital IM GP, LLC is the general partner of Sessa Capital IM, L.P. and, as a result, may be deemed to beneficially own shares beneficially owned by Sessa Capital IM, L.P.

Mr. Petry is the manager of Sessa Capital GP, LLC and Sessa Capital IM GP, LLC and, as a result, may be deemed to beneficially own shares owned by the Funds.

(b)

Percent of class:

5.1%, based on 160,018,312 shares of Common Stock outstanding as of February 7, 2022, according to the Issuer’s Form 10-K, which was filed with the Securities and Exchange Commission on February 11, 2022.

(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote:

Sessa Capital (Master), L.P. may be deemed to have the sole power to vote or direct the vote of 5,748,120 Shares.

Sessa Capital Special Opportunity Fund II, L.P. may be deemed to have the sole power to vote or direct the vote of 2,445,316 Shares.

Sessa Capital GP, LLC, Sessa Capital IM, L.P., Sessa Capital IM GP, LLC, and Mr. Petry may be deemed to have the sole power to vote or direct the vote of 8,193,436 Shares.

	(ii)	Shared power to vote or to direct the vote: Not applicable
(iii)

Sole power to dispose or to direct the disposition of:

Sessa Capital (Master), L.P. may be deemed to have the sole power to dispose or to direct the disposition of 5,748,120 Shares.

Sessa Capital Special Opportunity Fund II, L.P. may be deemed to have the sole power to dispose or to direct the disposition of 2,445,316 Shares.

Sessa Capital GP, LLC, Sessa Capital IM, L.P., Sessa Capital IM GP, LLC, and Mr. Petry be deemed to have the sole power to dispose or direct the disposition of 8,193,436 Shares.

	(iv)	Shared power to dispose or to direct the disposition of: Not applicable

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ] .

CUSIP No. 163851108	13G	Page 9 of 10 Pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

CUSIP No. 163851108	13G	Page 10 of 10 Pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ John Petry
John Petry
John Petry, individually, as manager of Sessa Capital GP, LLC, the general partner of Sessa Capital (Master), L.P., and Sessa Capital Special Opportunity Fund II, L.P., and as manager of Sessa Capital IM GP, LLC, the general partner of Sessa Capital IM, L.P.

Date:	February 14, 2022

SCHEDULE 13G

CUSIP No. 163851108

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement, dated as of March 23, 2020, by and between Sessa Capital (Master), L.P., Sessa Capital Special Opportunity Fund II, L.P., Sessa Capital GP, LLC, Sessa Capital IM, L.P., Sessa Capital IM GP, LLC, and John Petry.